Exhibit 5.4
Consent of Norwest Corporation
In connection with Novagold Resources Inc.’s registration statement on Form F-10 originally dated March 19, 2007, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (the “Registration Statement”), I, Bruce M. Davis, on behalf of Norwest Corporation, hereby consent to references to Norwest Corporation’s name and to its involvement in the preparation of a technical report entitled “Review and Technical Report on the Nome Placer Gold Property’’ and other resource estimates and assessments (together, the “Technical Information”) in the Registration Statement, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Registration Statement.
Dated at Denver, Colorado, this 21st day of March, 2007.
/s/  Bruce M. Davis
Bruce M. Davis, Ph.D., FAusIMM
Chief Geostatistician